ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

January 17, 2024

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Mt. Donald Field

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 10 to Registration Statement on Form S-1 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 10 to the Registration Statement on Form S-1 of the Company (“Amendment No. 10”), marked to indicate changes from Amendment No. 9 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2023.

Amendment No. 10 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 19, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 10. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 10 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Response Dated December 18, 2023

Cover Page

1.	We note your response to comment 1. Please file a pre-effective amendment in which you clearly disclose which over-the-counter market your shares are quoted on. Refer to Item 501(b)(4) of Regulation S-K.

Response:	As requested by the Staff, the cover page of the prospectus has been revised to disclose that the Company’s common stock is currently traded on the OTC Pink Tier of the trading system operated by OTC Markets Group Inc.

Securities and Exchange Commission

January 17, 2024

Lyneer Investments, LLC and Subsidiaries Final Statements

Condensed Consolidated Balance Sheets, page F-2

2.	We read your response to comment 3 and note you expect to receive a waiver from the lender of all existing events of default under the debt instruments, but the agreements have not yet been executed. Please file the signed and dated agreements as exhibits in a pre-effective amendment. Refer to Item 601(b)(10) of Regulation S-K. We may have additional comments after our review of the agreements.

Response:	As requested by the Staff, signed and dated copies of the Allocation Agreement dated as of December 31, 2023 among Lyneer, IDC and Prateek Gattani and the amendments dated as of January 16, 2024 to the three forbearance agreements among IDC, Lyneer and its lenders have been filed as Exhibits 10.12 to 10.15 to the Registration Statement by Amendment No. 10.

Note 3: Summary of Significant Accounting Policies
Liquidity, page F-7

3.	We read your response to comment 4 and note you did not address the short-term nature of the extension. Please revise to disclose your plans to meet debt obligations and cure all violations after February 26, 2024.

Response:	Subsequent to September 30, 2023, Lyneer successfully executed multiple agreements with various parties that were incorporated into Lyneer’s debt classification and going concern evaluation. These agreements are broadly grouped into two categories: (1) a debt allocation agreement with its parent company, IDC (“Allocation Agreement”), which legally stipulates repayment of all joint-and-several debt agreements between Lyneer and IDC and (2) Forbearance and Omnibus agreements with its lenders, including:

A. First, on December 31, 2023, Lyneer and IDC signed the Allocation Agreement, which specifies and allocates responsibility for repaying (or refinancing) the joint-and-several debt between Lyneer and IDC. This agreement is substantive and provides meaningful liquidity to Lyneer’s balance sheet.

The joint-and-several debt obligations are considered fixed amounts at each respective reporting date, and there is no measurement uncertainty. Prior to December 31, 2023, Lyneer and its parent, IDC, did not have an agreement in place specifying amounts each party would ultimately be responsible for repaying (or refinancing). Lyneer historically took a conservative approach and recorded the entire joint-and-several debt balance under all debt arrangements at each reporting date.

Upon signing the Allocation Agreement with IDC on December 31, 2023, Lyneer reassessed its accounting for joint-and-several liabilities under ASC 405-40. Lyneer highlights the EY interpretive guide, which states, “a reporting entity is not required to record the full amount of the obligation as a liability, unless the reporting entity expects to pay the full amount of the obligation on behalf of its co-borrowers.” Facts considered in determining how to apply the guidance in ASC 405-40 to Lyneer’s stand-alone financial statements as of December 31, 2023 included the following:

●	The Allocation Agreement was a substantive, legally-binding agreement between entities under common control.

Securities and Exchange Commission

January 17, 2024

●	Both Lyneer and IDC continue to make daily repayments and borrowings under the Revolver with BMO. There is no indication that IDC cannot or will not continue making repayments under its portion of the Revolver in future periods.

●	The Allocation Agreement specifies that if Lyneer repays any of the indebtedness assumed by IDC on behalf of IDC, IDC is obligated to repay such amounts back to Lyneer.

●	Notwithstanding IDC’s plans to refinance its debt, Lyneer is not expecting to repay any of the indebtedness assumed by IDC and is not legally required to do so under the Allocation Agreement.

Based on the considerations above, Lyneer has deconsolidated IDC’s contractual responsibility to repay all of the joint-and-several debt obligations, excluding Lyneer’s portion of the Revolver as of December 31, 2023. This deconsolidation has been reflected in both Lyneer’s pro forma financial statements included in Amendment No. 10 as well and in Note 16 to Lyneer’s September 30, 2023 interim financial statements.

B. Secondly, Lyneer and IDC also executed amended Forbearance and Omnibus agreements with its lenders in January 2024, as disclosed in Amendment No 10.

On January 16, 2024, Lyneer entered into a limited consent and amendment to the forbearance agreement with the lender under the Revolver and Term Note under which the lender will, subject to satisfaction of various conditions precedent, extend its forbearance with respect to all events of default until March 15, 2024, revise certain financial ratios, with March 31, 2024 as the stated date for the first compliance calculations of such ratios, and enter into a schedule for the repayment of the over-advance. Lyneer has incorporated the amended financial covenants into its forecasted covenant compliance calculations, which also considers Lyneer’s future forecast. Based on Lyneer’s forecasted covenant compliance calculations, management believes it will be in compliance with the amended financial covenants for the next twelve-month period.

The forbearance agreements relating to the Revolver and the Term Note also created certain non-financial covenants on the part of Lyneer with respect to refinancing its obligations, which Lyneer is reasonably certain it will meet.

On January 16, 2024, Lyneer entered into an amendment to the Omnibus agreement with the holders of the Seller Notes and Earnout Notes to defer the missed July 31, 2023 and October 31, 2023 principal and interest payments on the Seller Notes and the Earnout Notes, each in the amount of $1,575,000 plus accrued interest, until February 28, 2024. IDC and Lyneer agreed to make both payments, as well as the payment of $1,575,000 with accrued interest scheduled for January 31, 2024, which shall now be due and payable on February 28, 2024.

Securities and Exchange Commission

January 17, 2024

Lyneer acknowledges that the amended forbearance and omnibus agreements do not provide a covenant waiver for a period of at least twelve months from the reporting date and issuance date of Lyneer’s September 30, 2023 interim financial statements. However, based on Lyneer’s 2024 financial projections and actions taken by management to cure past defaults, it is reasonably probable that Lyneer’s amended covenants will be met for at least one year from the reporting date and filing date of the interim financial statements.

As a result, Lyneer concluded (1) it is appropriate to classify Lyneer’s obligations as non-current (except for contractual maturities due within 12 months) and (2) the events or conditions of substantial doubt have been mitigated.

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 10 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.